SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission File No. 000-26719
MERCANTILE BANK OF MICHIGAN 401(K) PLAN
MERCANTILE BANK CORPORATION
310 LEONARD STREET, NW
GRAND RAPIDS, MICHIGAN 49504
(616) 406-3777

Mercantile Bank of Michigan
401(k) Plan
Financial Statements
and Supplemental Schedule
Years Ended December 31, 2007 and 2006

Mercantile Bank of Michigan 401(k) Plan

Report of Independent Registered Public Accounting Firm
Plan Administrator of
   Mercantile Bank of Michigan
   401(k) Plan
Grand Rapids, Michigan
We have audited the accompanying statements of net assets available for benefits of Mercantile Bank of Michigan 401(k) Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

BDO Seidman, LLP
Grand Rapids, Michigan
June 26, 2008

Mercantile Bank of Michigan
401(k) Plan
Statements of Net Assets Available for Benefits

December 31,	2007	2006

Assets
Investments, at fair value (Note 3)
Mutual funds	$9,352,295	$7,064,340
Common stock — securities of employer (Note 4)	2,895,369	6,932,653
Common/collective trust (Note 2)	481,868	312,831
Money market fund	892	427
Participant loans	154,091	160,454

	12,884,515	14,470,705
Cash and cash equivalents	19,902	101

Net Assets Available for Benefits at Fair Value	12,904,417	14,470,806

Adjustment from fair value to contract value for fully benefit-responsive investment contract (Note 2)	3,778	6,031

Net Assets Available for Benefits	$12,908,195	$14,476,837

See accompanying notes to financial statements.

Mercantile Bank of Michigan
401(k) Plan
Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2007	2006

Additions
Investment income:
Net appreciation (depreciation) in fair value of investments (Note 3)	$(2,923,638)	$1,017,732
Interest	11,254	6,824
Dividends — cash	102,061	92,850

Total investment income (loss)	(2,810,323)	1,117,406

Contributions:
Employer	747,421	673,526
Employee	1,249,677	1,156,353
Rollover	233,051	227,685

Total contributions	2,230,149	2,057,564

Total Additions	(580,174)	3,174,970

Deductions
Benefits paid to participants	985,148	349,994
Administrative expense	3,320	2,747

Total Deductions	988,468	352,741

Net increase (decrease)	(1,568,642)	2,822,229

Net Assets Available for Benefits, beginning of year	14,476,837	11,654,608

Net Assets Available for Benefits, end of year	$12,908,195	$14,476,837

See accompanying notes to financial statements.

Mercantile Bank of Michigan
401(k) Plan
Notes to Financial Statements
1.	Plan Description

The following description of Mercantile Bank of Michigan 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was established by the Plan sponsor, Mercantile Bank of Michigan (Bank), effective January 1, 1998. The Plan is a defined contribution plan covering eligible employees who have completed one hour of service. Eligible employees can enter the Plan on the first day of the fiscal quarter following date of hire. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Elective deferrals by participants under the 401(k) provisions are based on a percentage of their compensation, subject to certain limitations as defined by the Plan Agreement. Participants may also rollover account balances from other qualified defined benefit or defined contribution plans into their account.

The Bank may contribute additional amounts at the discretion of the Bank’s Board of Directors in the form of a matching contribution which is a percentage of the participant’s elective contribution for the year. In 2007 and 2006, the Bank made matching contributions equal to 100% of the first 5% of compensation deferred by each participant, subject to certain limitations as specified in the Plan Agreement.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Bank’s matching contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investment of their account balances into various investment options offered by the Plan.

Mercantile Bank of Michigan
401(k) Plan
Notes to Financial Statements
Vesting

Participants are immediately vested in their elective deferrals and employer contributions and earnings thereon.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local borrowing rates. Current interest rates range from 4.25% to 8.25%. Principal and interest is paid ratably through payroll deductions over a period not to exceed five years, unless the loans were used to purchase a primary residence in which case the loan terms shall not exceed ten years.

Payment of Benefits

Upon separation of service, death, disability, or retirement, a participant or his or her beneficiary will receive a distribution of the participant account as a lump-sum amount. A participant may receive the portion of his or her account invested in Mercantile Bank Corporation in either common shares or cash. Additionally, under certain circumstances of financial hardship, participants are allowed to withdraw funds from the Plan.

Administrative Expenses

Substantially all administrative expenses are paid by the Plan sponsor.

2.	Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared under the accrual method of accounting.

Mercantile Bank of Michigan
401(k) Plan
Notes to Financial Statements
Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Concentration of Credit Risk

At December 31, 2007 and 2006, approximately 22% and 48%, respectively, of the Plan’s assets were invested in Mercantile Bank Corporation common stock. A significant decline in the market value of the common stock would significantly affect the net assets available for benefits, and, in fact, the per share market price of the Plan’s investment in the common stock has decreased significantly as of June 2008 compared to the December 31, 2007 and December 31, 2006 prices.

Mercantile Bank of Michigan
401(k) Plan
Notes to Financial Statements
Investment Valuation and Income Recognition

The Plan’s investments in mutual funds and Mercantile Bank Corporation common stock are stated at fair value based on quoted market prices of shares held by the Plan. The investment in the common/collective trust (Gartmore Stable Value Fund) is stated according to the Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP). The FSP states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The fair value of the CCT is based on the contract value on the last business day of the plan year. Contract value approximates fair value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Participant loans are stated at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Mercantile Bank of Michigan
401(k) Plan
Notes to Financial Statements
3.	Investments

Investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

December 31,	2007	2006

Mutual funds
Growth Fund of America	$1,738,142	$1,350,038
Mutual Beacon Fund	1,388,269	1,413,966
Europacific Growth Fund	1,286,040	988,205
Capital World Growth and Income	1,061,085	790,012
Federated Kaufman Fund	868,914	*
Royce Value Fund	689,493	*
Investment Company of America	678,763	*
Common stock
Mercantile Bank Corporation	2,895,369	6,932,653

*	Below 5% of net assets available for benefits in prior year
During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

December 31,	2007	2006

Mutual funds	$854,082	$833,492
Common/collective trust	13,960	7,940
Common stock	(3,791,680)	176,300

	$(2,923,638)	$1,017,732

Mercantile Bank of Michigan
401(k) Plan
Notes to Financial Statements
4.	Related Party Transactions

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain other parties. Professional fees for the administration and audit of the Plan are paid by the Bank.

Certain Plan investments are managed by Charles Schwab Trust Company. Schwab is the custodian as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

The 186,798 and 183,890 shares of Mercantile Bank Corporation common stock held by the Plan as of December 31, 2007 and 2006, respectively, represent approximately 2.2% and 2.3% of the Corporation’s outstanding shares as of December 31, 2007 and 2006, respectively.

Cash dividends of $102,061 and $92,850 were paid to the Plan by Mercantile Bank Corporation during 2007 and 2006, respectively. A 5% stock dividend was declared and paid by Mercantile Bank Corporation during 2007 and 2006. As a result of this stock dividend, Mercantile Bank Corporation issued 8,711 and 8,661 additional shares of Mercantile Bank Corporation common stock to the Plan in 2007 and 2006, respectively.

5.	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

6.	Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter dated June 1, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. The related trust, therefore, is not subject to tax under present tax law.

Mercantile Bank of Michigan
401(k) Plan
Notes to Financial Statements
7.	Changes in Trustee/Plan Amendments

Gerald R. Johnson, Jr. resigned as Trustee of the Mercantile Bank of Michigan 401(k) Plan on June 20, 2007. Lonna L. Wiersma became the Successor Trustee of the Plan effective June 21, 2007.

Mercantile Bank of Michigan
401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
EIN: 38-3360868
Plan Number: 001
December 31, 2007

		(c)
		Description of Investment,
	(b)	Including Maturity Date, Rate			(e)
	Identity of Issuer, Borrower, Lessor	of Interest, Collateral, Par or	(d)		Current
(a)	or Similar Party	Maturity Value	Cost		Value

	Mutual funds
	Capital World Growth & Income	23,893 shares	*	*	$1,061,085
	Eaton Vance Emerging	20,768 shares	*	*	624,909
	Europacific Growth Fund	25,690 shares	*	*	1,286,040
	Federated Kaufman Fund	139,472 shares	*	*	868,914
	Franklin Income Fund	124,776 shares	*	*	323,169
	Growth Fund of America	51,854 shares	*	*	1,738,142
	Investment Company of America	20,644 shares	*	*	678,763
	Mutual Beacon Fund	88,821 shares	*	*	1,388,269
	PIMCO High Yield	7,532 shares	*	*	71,852
	PIMCO Total Return Fund	42,927 shares	*	*	458,891
	Royce Value Fund	64,802 shares	*	*	689,493
	VanGuard Index	1,204 shares	*	*	162,768

	Total mutual funds				$9,352,295

	Common stock
*	Mercantile Bank Corporation	186,798 shares	*	*	2,895,369

	Common/collective trust
	Gartmore Stable Value Fund	23,229 shares	*	*	485,646

	Money market fund
*	Schwab Value Advantage Fund	892 shares	*	*	892

*	Participant loans	(4.25% to 8.25%)			154,091

	Cash				19,902

	Total Assets				$12,908,195

*	A party-in-interest as defined by ERISA.

**	The cost of participant-directed investments is not required to be disclosed.

Exhibit to Report on Form 11-K:

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MERCANTILE BANK OF MICHIGAN 401(K) PLAN
Date: June 26, 2008	/s/ Lonna L. Wiersma, Trustee
Lonna L. Wiersma, Trustee

Exhibit Index

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm